September 3, 2019

Robert R. Krakowiak
Executive Vice President, Chief Financial Officer and Treasurer
Stoneridge Inc.
39675 MacKenzie Drive, Suite 400,
Novi, Michigan 48377

       Re: Stoneridge Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-13337

Dear Mr. Krakowiak:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Transportation and Leisure